Exhibit 21.1

LIST OF SUBSIDIARIES

1.	ADDE EDUCATION HLDS LTD., a corporation organized and existing under the laws of Hong Kong Special Administrative Region of People’s Republic of China.

2.	HAO YU EDUCATION TECHNOLOGY CO. LTD., a corporation organized and existing under the laws of the Peoples’ Republic of China.